As filed with the Securities and Exchange Commission on June 9, 2016

File No. 333-187261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

REGISTRATION STATEMENT

on

FORM S-8

UNDER

THE SECURITIES ACT OF 1933

CONSOLIDATED WATER CO. LTD.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands, B.W.I.	98-0619652
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Regatta Office Park

Windward Three, 4th Floor

West Bay Road, P.O. Box 1114

Grand Cayman, KY1-1102

Cayman Islands

(Address of Principal Executive Offices)(Zip Code)

2008 Equity Incentive Plan

(Full Title of the Plan)

David W. Sasnett

Chief Financial Officer

c/o Aquilex, Inc.

5810 Coral Ridge Drive, Suite 220

Coral Springs FL, 33076

(Name and Address of Agent For Service)

(954) 509-8200

(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This registration statement shall become effective upon filing with the Commission in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rules 456 and 462 promulgated thereunder.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (“this Amendment”) to Registration Statement on Form S-8, SEC File No. 333-187261 (the “Original Registration Statement”), of Consolidated Water Co. Ltd. (the “Company”) includes a reoffer prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8). The reoffer prospectus may be utilized for reofferings and resales on a continuous or a delayed basis in the future by certain officers and employees of the Company with respect to the control securities acquired by them pursuant to the Company’s 2008 Equity Incentive Plan. The reoffer prospectus does not contain all of the information included in a registration statement, certain items of which are contained in exhibits to the Original Registration Statement and this Amendment as permitted by the rules and regulations of the U.S Securities and Exchange Commission. Statements contained in the reoffer prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Original Registration Statement and this Amendment, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

REOFFER PROSPECTUS

9,964 ORDINARY SHARES OF

CONSOLIDATED WATER CO. LTD.

This reoffer prospectus relates to 9,964 ordinary shares, par value $0.60 per share, which may be offered for sale from time to time by certain shareholders of Consolidated Water Co. Ltd. (“Consolidated Water”), as described under the caption “Selling Shareholders.” These selling shareholders are directors, officers or employees of Consolidated Water. The selling shareholders have acquired or may acquire the ordinary shares pursuant to grants to be made under our 2008 Equity Incentive Plan (the “Compensation Plan”), and these shareholders may resell all, a portion, or none of the ordinary shares from time to time.

The ordinary shares are “control securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by selling shareholders, on a continuous or delayed basis, to the public without restriction. Each shareholder that sells ordinary shares pursuant to this reoffer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. In addition, any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

You should read this reoffer prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The sales may occur in transactions on the NASDAQ Global Select Market at prevailing market prices or in negotiated transactions. We will not receive any proceeds from the sale of ordinary shares pursuant to this reoffer prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling shareholders will be borne by that shareholder.

Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page 3.

Our ordinary shares are currently listed for trading on the NASDAQ Global Select Market under the symbol “CWCO.” The last reported sale price of our ordinary shares on the NASDAQ Global Select Market on June 8, 2016 was $13.89 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this reoffer prospectus is June 9, 2016.

THE COMPANY

The summary description of our business may not contain all information that may be important to you. You should read this entire prospectus, including the information set forth herein under the heading “Risk Factors” and our financial statements and related notes, included or incorporated by reference in this prospectus, before making an investment decision.

References in this reoffer prospectus to “we,” “us,” “our,” “Consolidated Water,” the “registrant” or the “Company,” unless the context requires otherwise, refer to Consolidated Water Co. Ltd.

We develop and operate seawater desalination plants (that utilize reverse osmosis technology) and water distribution systems in areas where naturally occurring supplies of potable water are scarce or nonexistent. Through our subsidiaries and affiliates, we provide the following services to our customers in the Cayman Islands, The Bahamas, Belize, the British Virgin Islands and Indonesia:

•	Retail Water Operations. We produce and supply water to end-users, including residential, commercial and government customers in the Cayman Islands under an exclusive retail license issued by the Cayman Islands government to provide water in two of the three most populated and rapidly developing areas on Grand Cayman Island. We also have a desalination plant in Bali, Indonesia that sells water to resort and residential properties. In 2015, our retail water operations generated approximately 41% of our consolidated revenues. Substantially all of our retail revenues were generated by our Grand Cayman operations.

•	Bulk Water Operations. We produce and supply water to government-owned distributors in the Cayman Islands, Belize and the Bahamas. In 2015, our bulk water operations generated approximately 56% of our consolidated revenues.

•	Services Operations. We manufacture and service a wide range of products and provide design, engineering, management, operating and other services applicable to commercial and municipal water production, supply and treatment, and industrial water and wastewater treatment. In 2015, our services operations generated approximately 3% of our consolidated revenues. In February 2016, we acquired 51% of Aerex Industries, a U.S. original equipment manufacturer and service provider of a wide range of products and services applicable to municipal water treatment and industrial water and wastewater treatment. We also own 99.9% of a Mexican company, N.S.C. Agua, S.A. de C.V., (“NSC”) that we formed to develop a project encompassing the construction and operation of a 100 million gallon per day seawater reverse osmosis desalination plant to be located in northern Baja California, Mexico and an accompanying pipeline to deliver water to the Mexican potable water system. This project is in the development stage and NSC does not presently generate any revenues.

•	Affiliate Operations. We own 50% of the voting rights and 43.53% of the equity rights of Ocean Conversion (BVI) Ltd. (“OC-BVI”), which produces and supplies bulk water to the British Virgin Islands Water and Sewerage Department.

As of March 31, 2016, the number of plants we, or our affiliates, operated in each country and the production capacities of these plants are as follows:

Location	Plants	Capacity(1)
Cayman Islands	7	9.1
Bahamas	3	15.2
Belize	1	0.6
British Virgin Islands	2	0.8
Bali	1	0.8
Total	14	26.5

(1) In millions of gallons per day.

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Strategy

Our strategy is to provide water services in areas where (i) the supply of potable water is scarce and (ii) the production of potable water by reverse osmosis desalination is, or will be, economically viable for customers in those areas. We focus primarily on markets with the following characteristics:

•	inadequate sources of potable water.
•	favorable regulatory and tax environments.
•	a large proportion of tourist properties (which historically have generated higher volume sales than residential properties).
•	growing populations and economies.

We believe that our potential market includes any location with a demand for, but a limited supply of, potable water and that has access to seawater. The desalination of seawater is the most widely used process for producing potable water in areas with an insufficient natural supply. In addition, in many locations, desalination is the only commercially viable means to expand the existing water supply. We believe that our experience in the development and operation of reverse osmosis desalination plants provides us with the capabilities to successfully expand our operations beyond our existing markets and we expect to do so in the coming years.

Key elements of our strategy include:

•	Expanding our existing operations in the Cayman Islands, The Bahamas and Belize. We plan to continue to seek new water supply agreements and licenses, renewing our existing supply agreements, and increasing our production levels in our existing markets.

•	Penetrating new markets. We plan to continue to seek opportunities to profitably expand our operations into new markets that have significant unfulfilled demands for potable water. These markets include the rest of the Caribbean, Mexico, Asia, the United States and other areas where we can provide water on a profitable basis and in favorable regulatory environments. We may pursue these opportunities either on our own or through joint ventures and strategic alliances.

•	Broadening our existing and future operations into complementary services. We consider opportunities to leverage our water-related expertise to enter complementary service industries as viable complements to our existing business and will pursue such opportunities as they arise. We may pursue these opportunities either on our own or through joint ventures, strategic alliances and/or acquisitions. Consistent with this strategy, in February 2016, we acquired 51% of the ownership of Aerex, a U.S. original equipment manufacturer and service provider of a wide range of products and services applicable to municipal water and industrial water treatment.

Our company was incorporated in August 1973 under the laws of the Cayman Islands. Our registered office is located at Regatta Office Park, Windward Three, 4th Floor, West Bay Road, Grand Cayman, Cayman Islands. Our mailing address is P.O. Box 1114, Grand Cayman KY1-1102, Cayman Islands and our telephone number is (345) 945-4277. Our website is located at http://www.cwco.com. Information contained on our website does not constitute a part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We caution readers that this prospectus and the filings incorporated into this prospectus by reference include “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “could,” “envision,” “estimate,” “expect,” “guidance,” “indicate,” “intend,” “may,” “might,” “plan,” “possibly,” “potential,” “predict,” “probably,” “pro-forma,” “project,” “seek,” “should,” “target,” or “will” or the negative thereof or other variations thereon and similar words or phrases or comparable terminology. We have based such forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, including those set forth under the heading “Risk Factors” beginning on page 3 and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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You are cautioned that all forward-looking statements involve risks and uncertainties, detailed in our filings with the U.S. Securities and Exchange Commission (the “Commission”). You are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date they were made. We undertake no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise.

RISK FACTORS

Investing in our ordinary shares involves risks. Prior to making a decision about investing in our ordinary shares, you should consider carefully the factors discussed below and the information contained in our Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent interim reports. Each of these risks, as well as other risks and uncertainties not presently known to us or that we currently deem immaterial, could adversely affect our business, results of operations, cash flows and financial condition, and cause the value of our ordinary shares to decline, which may result in the loss of part or all of your investment.

Our exclusive license to provide water to retail customers in the Cayman Islands may not be renewed in the future.

In the Cayman Islands, we provide water to retail customers under a license issued in July 1990 by the Cayman Islands government that grants our subsidiary, Cayman Water, the exclusive right to provide water to retail customers within our licensed service area. Our service area is comprised of an area on Grand Cayman that includes the Seven Mile Beach and West Bay areas, two of the three most populated areas in the Cayman Islands. For the three months ended March 31, 2016 and 2015, the Company generated approximately 42%, and 41%, respectively, of its consolidated revenues and 56% and 57%, respectively, of its consolidated gross profits from the retail water operations conducted pursuant to Cayman Water’s exclusive license. If we are not in default of any of its terms, the license provides us with the right to renew the license on terms that are no less favorable than those that the government offers to any third party.

Under our license, we pay a royalty to the government of 7.5% of our gross retail water sales revenues (excluding energy cost adjustments). The selling prices of water sold to our customers are determined by the license and vary depending upon the type and location of the customer and the monthly volume of water purchased. The license provides for an automatic adjustment for inflation or deflation on an annual basis, subject to temporary limited exceptions, and an automatic adjustment for the cost of electricity on a monthly basis. The Water Authority Cayman (the “WAC”), on behalf of the government, reviews and confirms the calculations of the price adjustments for inflation and electricity costs. If we want to adjust our prices for any reason other than inflation or electricity costs, we have to request prior approval of the Cabinet of the Cayman Islands government. Disputes regarding price adjustments would be referred to arbitration.

This license was set to expire on July 10, 2010; however, the Cayman Islands government and we have extended the license several times in order to provide sufficient time to negotiate the terms of a new license agreement. The most recent extension of our license expires June 30, 2016.

In February 2011, the Water (Production and Supply) Law, 2011 and the Water Authority (Amendment) Law, 2011 (the “New Laws”) were published and enacted. Under the New Laws, the WAC will issue any new license, and such new license could include a rate of return on invested capital model, as discussed in the following paragraph.

Following the enactment of the New Laws, we were advised in correspondence from the Cayman Islands government and the WAC that: (i) the WAC is the principal negotiator, and not the Cayman Islands government, in our license negotiations, and (ii) the WAC had determined that a rate of return on invested capital model (“RCAM”) for the retail license is in the best interest of the public and our customers. RCAM is the rate model currently utilized in the electricity transmission and distribution license granted by the Cayman Islands government to the Caribbean Utilities Company, Ltd. We responded to the Cayman Islands government that we disagreed with its position on these two matters and negotiations for a new license temporarily ceased.

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In July 2012, in an effort to resolve several issues relating to our retail license renewal negotiations, we filed an Application for Leave to Apply for Judicial Review (the “Application”) with the Grand Court of the Cayman Islands (the “Court”), stating that: (i) certain provisions of the New Laws appear to be incompatible, (ii) the WAC’s roles as the principal license negotiator, statutory regulator and our competitor put the WAC in a position of hopeless conflict, and (iii) the WAC’s decision to replace the rate structure under our current exclusive license with RCAM was predetermined and unreasonable. In October 2012, we were notified that the Court agreed to consider the issues outlined in the Application.

The hearing for this judicial review was held on April 1, 2014. Prior to the commencement of the hearing, the parties agreed that the Court should solely be concerned with the interpretation of the statutory provisions. As part of this agreement, the WAC agreed to consider our submissions on the RCAM model and/or alternative models of pricing. In June 2014, the Court determined that: (i) the renewal of the license does not require a public bidding process; and (ii) the WAC is the proper entity to negotiate with us for the renewal of the license.

Our submissions on the RCAM model and/or alternative models of pricing were made to the WAC on June 9, 2014. We received a letter from the WAC dated September 11, 2014, which fully rejected our submissions and stated that the WAC intend to provide us with a draft RCAM license in due course.

On November 21, 2014, we wrote to the Minister of Works offering to recommence license negotiations on the basis of the RCAM model subject to certain conditions which are: (i) the Government would undertake to amend the current water legislation to provide for an independent regulator and a fair and balanced regulatory regime more consistent with that provided under the electrical utility regulatory regime, (ii) the Government and we would mutually appoint an independent referee and chairman of the negotiations, (iii) our new license would provide exclusivity for the production and provision of all piped water, both potable and non-potable, within our Cayman Islands license area, (iv) the Government would allow us to submit our counter proposal to the WAC’s June 2010 RCAM license draft, and (v) the principle of subsidization of residential customer rates by commercial customer rates would continue under a new license. On March 23 2015, we received a letter from the Minister of Works with the following responses to our November 21, 2014 letter: (1) that while the Cayman government plans to create a public utilities commission, the provision of a new license will not depend upon the formation of such a commission; (2) any consideration regarding inclusion of the exclusive right to sell non-potable water within the area covered by the retail license will not take place until after the draft license has proceeded through the review process of the negotiations; (3) rather than allow us to submit a counter proposal to the WAC’s June 2010 RCAM license draft, the WAC will draft the license with the understanding that we will be allowed to propose amendments thereto; (4) the principle of subsidization of residential customer rates by commercial customer rates would continue under the new license; and (5) a request that we consider eliminating our monthly minimum volume charge in the new license.

We recommenced license negotiations with the WAC during the third quarter of 2015 based upon a draft RCAM license provided by the WAC. Such license negotiations remain on-going. We are presently unable to determine when such negotiations will be completed or the final outcome of such negotiations.

The Cayman Islands government could ultimately offer a third party a license to service some or all of our present service area. However, as set forth in the existing license, “the Governor hereby agrees that upon the expiry of the term of this Licence or any extension thereof, he will not grant a licence or franchise to any other person or company for the processing, distribution, sale and supply of water within the Licence Area without having first offered such a licence or franchise to the Company on terms no less favourable than the terms offered to such other person or company.”

The resolution of these license negotiations could result in a material reduction of the operating income and cash flows we have historically generated from our retail operations and could require us to record an impairment charge to reduce the carrying value of our goodwill. Such impairment charge could have a material adverse impact on our results of operations.

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Our bulk water supply agreements with our customers in the Cayman Islands and The Bahamas may not be renewed or may be renewed on terms less favorable to us.

All of our bulk water supply agreements are for fixed terms, and such agreements for plants that we operate but are owned by our customers provide for our customers to take over the operations of the plant upon expiration of the agreements.

Our bulk water supply agreements with the WAC for their North Sound and Red Gate plants expire in April 2017 and July 2017 respectively. Our bulk water supply agreement with the WAC for their North Side Water Works plant expires in June 2019. We generated approximately $840,000, $595,000, and $530,000 in revenues from the North Sound, Red Gate, and North Side Water Works plants, respectively, during the three months ended March 31, 2016.

The water supply agreement with the Water and Sewerage Corporation of The Bahamas (“WSC”) for our Windsor plant was scheduled to expire with the delivery of the total amount of water required under the agreement in July 2013, but has since been extended on a month-to-month basis. At the request of the government of The Bahamas, we continue to maintain and operate the Windsor plant to provide the government of The Bahamas with additional time to decide whether or not to enter into a long term water supply agreement with us for the Windsor plant. We generated approximately $1.3 million in revenues from this plant during the three months ended March 31, 2016.

If our bulk water supply agreements are not renewed or are renewed on terms less favorable to us, our results of operations and cash flows and financial condition will be adversely affected and we could be required to record an impairment charge to reduce the carrying value of our goodwill. Such impairment charge could have a material adverse impact on our results of operations.

We have purchased $20.7 million in land and equipment and incurred development expenses totaling approximately $17.7 million for a possible project in Mexico. We expect to expend significant additional funds in 2016 to continue to pursue this project. However, we may not be successful in completing this project.

We own a 99.9% interest in N.S.C. Agua, S.A. de C.V. (“NSC”), a development stage Mexico company formed to pursue a project encompassing the construction, operation and minority ownership of a 100 million gallon per day seawater reverse osmosis desalination plant to be located in northern Baja California, Mexico and an accompanying pipeline to deliver water to the Mexican potable water system (the “Project”). As of March 31, 2016, our consolidated balance sheet includes purchases for the Project of $20.6 million in land and $111,000 in equipment. The project development activities we have conducted, which include conducting an equipment piloting plant and water data collection program at the proposed feed water source, completing various engineering studies and obtaining various governmental permits, have resulted in additional developmental expenses totaling $17.7 million from 2010 through March 31, 2016.

In August 2014, the State of Baja California (the “State”) enacted new legislation to regulate Public-Private Association projects which involve the type of long-term contract between a public sector authority and a private party that NSC is seeking to complete the Project. Pursuant to this new legislation, in January 2015, NSC submitted an expression of interest for its project to the Secretary of Infrastructure and Urban Development of the State of Baja California (“SIDUE”). SIDUE accepted NSC’s expression of interest and requested that NSC submit a detailed proposal for the Project that complied with requirements of the new legislation. NSC submitted this detailed proposal (the “APP Proposal”) to SIDUE in late March 2015. The new legislation required that such proposal be evaluated by SIDUE and submitted to the Public-Private Association Projects State Committee (the “APP Committee”) for review and authorization. If the Project is authorized the State would be required to conduct a public tender for the Project.

In response to our APP Proposal, in September 2015 NSC received a letter dated June 30, 2015 from the Director General of the Comisión Estatal de Agua de Baja California (“CEA”), the State agency with responsibility for the Project that stated (i) the Project is in the public interest with high social benefits and is consistent with the objectives of the State development plan and (ii) that the Project and accompanying required public tender process should be conducted. In November 2015, the State officially commenced the tender for the Project, the scope of which the State defined as a first phase to be operational in 2019 consisting of a 50 million gallons per day plant and a pipeline that connects to the Mexican potable water infrastructure and a second phase to be operational in 2024 consisting of an additional 50 million gallons per day of production capacity. The State originally set March 23, 2016 as the deadline for tender submissions but subsequently extended such deadline to April 21, 2016.

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NSC submitted its tender for the Project on April 21, 2016. We cannot presently determine when the tender evaluation process will be completed by the State or the outcome of such evaluation process.

Despite the expenditures we have made and the activities we have completed to date, upon completion of the tender process the State may award the Project to a party other than NSC, or the State may cancel the tender process. If NSC is not awarded the Project, the land we have purchased may lose its strategic importance as the site for the Project and consequently may decline in value. If NSC is not awarded the Project, we may ultimately be unable to sell this land for an amount equal to or in excess of its current carrying value of $20.6 million, and any loss on sale of the land, or impairment charge we may be required to record as a result of a decrease in the fair value of the land, could have a material adverse impact on our results of operations.

EWG Water LLC (“EWG”), a minority shareholder in NSC, has filed a lawsuit against NSC, CW-Cooperatief, the Public Registry of Commerce of Tijuana, Baja California, and other parties in the Civil Court located in Tecate, Baja California, Mexico.

In this lawsuit, EWG is challenging the capital investment transactions that increased our ownership interest in NSC to 99.9%. EWG requested that the court, as a preliminary matter: (a) suspend the effectiveness of the challenged transactions; (b) order public officials in Mexico to record the pendency of the lawsuit in the public records; and (c) appoint an inspector for NSC to oversee its commercial activities. The Court granted, ex-parte, the preliminary relief sought by EWG.

Additionally, EWG is also seeking an order directing: (i) NSC and CW-Cooperatief to refrain from carrying out any transactions with respect to the Project; and (ii) NSC and CW-Cooperatief, and the partners thereof, to refrain from transferring any interests in NSC and CW-Cooperatief.

This litigation could adversely impact our efforts to complete the Project.

We expect the fair value of our investment in OC-BVI to decrease as its sole water supply contract matures. As this decrease in fair value occurs, we will be required to record impairment losses in future periods to reduce the carrying value of our investment in OC-BVI to its decreased fair value.

We account for our investment in OC-BVI under the equity method of accounting for investments in common stock. This method requires recognition of a loss on an equity investment that is other than temporary, and indicates that a current fair value of an equity investment that is less than its carrying amount may indicate a loss in the value of the investment.

As a quoted market price for OC-BVI’s stock is not available, to test for possible impairment of our investment in OC-BVI, we estimate its fair value through the use of the discounted cash flow method, which relies upon projections of OC-BVI’s operating results, working capital and capital expenditures. The use of this method requires us to estimate OC-BVI’s cash flows from (i) its water supply agreement with the BVI government for its Bar Bay plant (the “Bar Bay agreement”); and (ii) the pending amount awarded by the Eastern Caribbean Court of Appeals for the value of the Baughers Bay plant previously transferred by OC-BVI to the BVI government (see further discussion of the Baughers Bay litigation at Item 8. - Notes to the Consolidated Financial Statements - Note 8).

We estimate the cash flows OC-BVI will receive from its Bar Bay agreement by (i) identifying various possible future scenarios for this agreement, which include the cancellation of the agreement after its initial seven-year term, and the exercise by the BVI government of the seven-year extension in the agreement; (ii) estimating the cash flows associated with each possible scenario; and (iii) assigning a probability to each scenario. We similarly estimate the cash flows OC-BVI will receive from the BVI government for the amount due under the ruling by the Eastern Caribbean Court of Appeals for the value of the Baughers Bay plant at the date it was transferred to the BVI government by assigning probabilities to different valuation scenarios. The resulting probability-weighted sum represents the expected cash flows, and our best estimate of future cash flows, to be derived by OC-BVI from its Bar Bay agreement and the pending court award.

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The identification of the possible scenarios for the Bar Bay plant agreement and the Baughers Bay plant valuation, the projections of cash flows for each scenario, and the assignment of relative probabilities to each scenario all represent significant estimates made by us. While we use our best judgment in identifying these possible scenarios, estimating the expected cash flows for these scenarios and assigning relative probabilities to each scenario, these estimates are by their nature highly subjective and are also subject to material change by our management over time based upon new information or changes in circumstances.

As of March 31, 2016, after updating our probability-weighted estimates of OC-BVI’s future cash flows and our resulting estimate of the fair value of its investment in OC-BVI, we determined that the carrying value of our investment in OC-BVI exceeded its fair value and recorded impairment charges on this investment totaling $50,000. The remaining carrying value of the Company’s investment in OC-BVI of approximately $4.6 million as of March 31, 2016 assumes that the BVI government will honor its obligations under the Bar Bay agreement and also assumes (on a probability-weighted basis) that (i) the BVI government will exercise its option to extend the Bar Bay agreement for seven years beyond its initial term, which expires March 4, 2017, and (ii) OC-BVI will receive the pending amount (as estimated by the Company) awarded by the Eastern Caribbean Court of Appeals for the value of the Baughers Bay plant previously transferred by OC-BVI to the BVI government.

The remaining $4.6 million carrying value of our investment in OC-BVI as of March 31, 2016 exceeds our underlying equity in OC-BVI’s net assets by approximately $850,000. We account for this excess as goodwill. The BVI government is OC-BVI’s sole customer and substantially all of OC-BVI’s revenues are generated from its Bar Bay plant. As the Bar Bay agreement matures to its March 4, 2017 expiration date, and OC-BVI receives the pending court award amount assumed due for the value of the Baughers Bay plant, OC-BVI’s expected future cash flows, and therefore its fair value computed under the discounted cash flow method, will decrease. Unless OC-BVI obtains an expansion or other modification of its Bar Bay agreement that results in a significant increase in the estimated future cash flows from its Bar Bay plant, we will be required to record additional impairment losses during 2016 to reduce the carrying value of our investment in OC-BVI to its then current fair value. These impairment losses will, in the aggregate, at least equal the underlying $850,000 in goodwill reflected in the carrying value of our investment in OC-BVI. The losses we record for our investment in OC-BVI in the future will exceed this $850,000 if OC-BVI ultimately ceases operations at its Bar Bay plant, as OC-BVI will be required to record an impairment loss to reduce the carrying value of its Bar Bay plant to its then estimated fair value. OC-BVI’s aggregate carrying value of the assets that comprise its Bar Bay plant was approximately 4.3 million as of March 31, 2016. Future impairment losses for our investment in OC-BVI and our equity in any future operating losses incurred by OC-BVI could have a material adverse effect on our results of operations.

We have constructed a plant in Bali, Indonesia pursuant to the belief that the future demand for our water in this area will enable us to sell water in sufficient quantities to generate profits from this plant. If we are unable to significantly increase the amount of water we presently sell from this plant, we will be required to record an impairment charge to reduce the carrying value of this plant’s assets.

Through our subsidiary, CW-Bali, we have built and presently operate a seawater reverse osmosis plant with a productive capacity of approximately 790,000 gallons per day located in Nusa Dua, one of the primary tourist areas of Bali, Indonesia. We built this plant based upon our belief that future water shortages in this area of Bali will eventually enable us to sell all of this plant’s production. However, since its inception, the sales volumes for this plant have not been sufficient to cover its operating costs. CW-Bali’s operating losses were approximately ($147,000) for the three months ended March 31, 2016 and ($484,000) for the year ended December 31, 2015. As of March 31, 2016, the capitalized costs for this plant reflected on our consolidated balance sheet were approximately $3.1 million. If we are not able to significantly increase the revenues generated by this plant in the future, we will be required to record an impairment charge to reduce the carrying value of CW-Bali’s plant assets to their fair value. Such an impairment charge could have a material adverse impact on our results of operations.

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We do not have voting control over our affiliate, OC-BVI. Should our interests and the interests of OC-BVI’s other voting shareholder diverge, the operations of OC-BVI could be adversely affected which could decrease the value of our investment in OC-BVI.

We own 43.53% of the equity and 50% of the voting shares of OC-BVI. We and Sage, which owns the remaining 50% of the voting shares, are each entitled to appoint three of the six directors of OC-BVI. If a tie vote of the directors occurs on any matter, the president of the Caribbean Water and Wastewater Association, a regional trade association comprised primarily of government representatives, is entitled to appoint a temporary director to cast the deciding vote. As a result, although we provide operating management and engineering services to OC-BVI, we share the overall management of OC-BVI with Sage and do not fully control its operations. A divergence of our interests and the interests of Sage could adversely affect the operations of OC-BVI and in turn decrease the value of our investment in OC-BVI, in which case we could be required to record an impairment charge to reduce the carrying value of our investment in OC-BVI. Such an impairment charge would reduce our earnings and could have a material adverse impact on our result of operations and financial condition.

The profitability of our plants is dependent upon our ability to accurately estimate the costs of their construction and operation.

The cost estimates we prepare in connection with the construction and operation of our plants are subject to inherent uncertainties. Additionally, the terms of our supply contracts may require us to guarantee the price of water on a per unit basis, subject to certain annual inflation and monthly energy cost adjustments, and to assume the risk that the costs associated with producing this water may be greater than anticipated. Because we base our contracted price of water in part on our estimation of future construction and operating costs, the profitability of our plants is dependent on our ability to estimate these costs accurately. The cost of materials and services and the cost of the delivery of such services may increase significantly after we submit our bid for a plant, which could cause the gross profit and net return on investment for a plant to be less than we anticipated when the bid was made. The profit margins we initially expect to generate from a plant could be further reduced if future operating costs for that plant exceed our estimates of such costs. These future operating costs could be affected by a variety of factors, including lower than anticipated production efficiencies and hydrological conditions at the plant site that differ materially from those we believe would exist at the time we submitted our bid. Any construction and operating costs for our plants that significantly exceed our initial estimates could adversely affect our results of operations, financial condition and cash flows.

A significant portion of our consolidated revenues are derived from two customers. A loss of, or a less favorable relationship with, either of these customers could adversely affect us.

Our top two bulk water customers, the WAC and the Water and Sewerage Corporation of The Bahamas, accounted for approximately 15% and 36%, respectively, of our consolidated revenues for the year ended December 31, 2015. If either of these customers terminate for cause or decide not to renew their contracts with us, or renew such contracts on terms that are less favorable to us, or become unable for financial or other reasons to comply with the terms of our contracts with them, our results of operations, cash flows and financial condition could be adversely affected.

Possible future regulatory oversight and control could adversely impact our Belize operations.

By Statutory Instrument No. 81 of 2009, the Minister of Public Utilities of the government of Belize published an order, the Public Utility Provider Class Declaration Order, 2009 (the “Order”), which as of May 1, 2009 designated CW-Belize as a public utility provider under the laws of Belize. With this designation, the Public Utilities Commission of Belize (the “PUC”) has the authority to set the rates charged by CW-Belize and to otherwise regulate its activities. On November 1, 2010, CW-Belize received a formal complaint from the PUC alleging that CW-Belize was operating without a license under the terms of the Water Industry Act. CW-Belize applied for this license in December 2010. On July 29, 2011, the PUC issued the San Pedro Public Water Supply Quality and Security Complaint Order (the “Second Order”) which among other things requires that (i) CW-Belize and its customer jointly make a submission to the responsible Minister requesting that the area surrounding CW-Belize’s seawater abstraction wells be designated a forest reserve or national park and be designated a Controlled Area under section 58 of the Water Industry Act, (ii) CW-Belize submit an operations manual for CW-Belize’s desalination plant to the PUC for approval, (iii) CW-Belize and its customer modify the water supply agreement between the parties to (a) include new water quality parameters included in the Order and (b) cap the current exclusive water supply arrangement in the agreement at a maximum of 450,000 gallons per day, (iv) CW-Belize keep a minimum number of replacement seawater RO membranes in stock at all times and (v) CW-Belize take possession of and reimburse the PUC for certain equipment which the PUC purchased from a third-party in late 2010. CW-Belize has applied for declaratory judgment and has been granted a temporary injunction to stay the enforcement of the Second Order by the PUC until such time as the Belize courts could hear the matter. The initial hearing on this matter was conducted on October 30 and 31, 2012 with an additional hearing on November 29, 2012. The ruling on this case is pending. An unfavorable ruling on the Order or the Second Order could have an adverse impact on our results of operations, cash flows or financial condition.

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Our operations are affected by tourism and are subject to seasonal fluctuations that could affect the demand for our water.

Our operations are affected by the levels of tourism and are subject to seasonal variations in our service areas. Demand for our water in the Cayman Islands, Belize, Bimini and The Bahamas is affected by variations in the level of tourism and local weather, primarily rainfall. Tourism in our service areas is affected by the economies of the tourists’ home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, and increased costs of fuel and airfares. We normally sell more water during the first and second quarters, when the number of tourists is greater and local rainfall is less, than in the third and fourth quarters. A downturn in tourism or greater than expected rainfall in the locations we serve could adversely affect our revenues, cash flows and results of operations.

We may have difficulty accomplishing our growth strategy within and outside of our current operating areas.

Our expansion both within our current operating areas and into new areas involves significant risks, including, but not limited to, the following:

•	regulatory risks, including government relations difficulties, local regulations, currency controls and fluctuations in currency exchange rates;
•	receiving and maintaining necessary permits, licenses and approvals;
•	political instability, reliance on local economies, environmental problems, shortages of materials, immigration restrictions and limited skilled labor;
•	risks related to development of new operations, including inaccurate assessment of the demand for water, engineering difficulties and inability to begin operations as scheduled; and
•	risks relating to greater competition in these new territories, including the ability of our competitors to gain or retain market share by reducing prices.

Even if we successfully expand our operations, we may have difficulty managing our growth. We cannot assure you that any new operations within or outside of our current operating areas will attain or maintain profitability or that the results from these new operations will not adversely impact our results of operations, cash flows and financial condition.

Performance shortfalls under any of our bulk supply contracts could result in penalties or cancellation of the contract.

Our bulk water supply contracts require us to meet specified minimum quality, quantity or energy consumption guarantees. Membrane fouling or other technical problems could occur at any of our plants, and if we are unable to meet the guarantees due to such operating issues, we could be in technical default of the supply contract and subject to various adverse consequences, including financial penalties or cancellation of the contract.

Our operations could be harmed by hurricanes or tropical storms.

A hurricane or tropical storm could cause major damage to our equipment and properties and the properties of our customers, including the large tourist properties in our areas of operation. For example, in September 2004 Hurricane Ivan caused significant damage to our plants and our customers’ properties, which adversely affected our revenues. Any future damage could cause us to lose use of our equipment and properties and incur additional repair costs. Damage to our customers’ properties and the adverse impact on tourism could result in a decrease in water demand. A hurricane or tropical storm could also disrupt the delivery of equipment and supplies, including electricity, necessary to our operations. These and other possible effects of hurricanes or tropical storms could have an adverse impact on our results of operations, cash flows and financial condition.

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Contamination of our processed water may cause disruption in our services and adversely affect our revenues.

Our processed water may become contaminated by natural occurrences and by inadvertent or intentional human interference, including acts of terrorism. In the event that a portion of our processed water is contaminated, we may have to interrupt the supply of water until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water production source. In addition, we may incur significant costs in order to treat a contaminated source of plant feed water through expansion of our current treatment facilities, or development of new treatment methods. An inability by us to substitute processed water from an uncontaminated water source or to adequately treat the contaminated plant feed water in a cost-effective manner may have an adverse effect on our results of operations, cash flows and financial condition.

Potential government decisions, actions and regulations could negatively affect our operations.

We are subject to the local regulations of the Cayman Islands, Belize, the British Virgin Islands, and The Bahamas, all of which are subject to change. Any government that regulates our operations may issue legislation or adopt new regulations, including but not limited to:

•	restricting foreign ownership (by us);
•	providing for the expropriation of our assets by the government;
•	providing for nationalization of public utilities by the government;
•	providing for different water quality standards;
•	unilaterally changing or renegotiating our licenses and agreements;
•	restricting the transfer of U.S. currency; or
•	causing currency exchange fluctuations/devaluations or making changes in tax laws.

As new laws and regulations are issued, we may be required to modify our operations and business strategy, which we may be unable to do in a cost-effective manner. Failure by us to comply with applicable regulations could result in the loss of our licenses or authorizations to operate, the assessment of penalties or fines, or otherwise may have a material adverse effect on our results of operations.

The rates we charge our retail customers in the Cayman Islands are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our projected expenses, our results of operations may be adversely affected.

Under our exclusive retail license in the Cayman Islands, with the exception of annual inflation-related and monthly energy-related adjustments, we cannot increase the base rates we charge our retail customers without prior approval from the Cayman Islands government. However, the expenses we incur in supplying water under this license may increase due to circumstances that were unforeseen at the time we entered into the license. We may incur additional costs in attempting to obtain government approval of any rate increase, which may be granted on a delayed basis, if at all. Failure to obtain timely and adequate rate increases could have an adverse effect on our results of operations, cash flows and financial condition.

We rely on the efforts of key employees. Our failure to retain these employees could adversely affect our results of operations.

Our success depends upon the abilities of our executive officers. In particular, the loss of the services of Frederick W. McTaggart, our President and Chief Executive Officer, could be detrimental to our operations and our continued success. Mr. McTaggart has an employment agreement expiring on December 31, 2018. Each year, the term of this agreement may be extended for an additional year. However, we cannot guarantee that Mr. McTaggart will continue to work for us during the term of his agreement or will enter into any extensions thereof.

We are exposed to credit risk through our relationships with several customers.

We are subject to credit risk posed by possible defaults in payment by our bulk water customers in the Cayman Islands, Belize, the British Virgin Islands and The Bahamas and by possible defaults in payment by the WAC on their loans payable to us. Adverse economic conditions affecting, or financial difficulties of, those parties could impair their ability to pay us or cause them to delay payment. We depend on these parties to pay us on a timely basis. Our outstanding accounts receivable are not covered by collateral or credit insurance. Any delay or default in payment could adversely affect our results of operations, cash flows, and financial condition.

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We are exposed to the risk of variations in currency exchange rates.

Although we report our results in United States dollars, the majority of our revenues are earned in other currencies. Although many of these currencies have been fixed to the United States dollar for more than 20 years, other currencies (e.g. the Mexico peso, Indonesian rupiah and the euro) are not. We do not employ hedging strategies against the foreign currency exchange rate risk associated with conducting business in foreign currencies while reporting in United States dollars. If any of the fixed exchange rates becomes a floating exchange rate, or the other currencies in which we conduct business depreciate significantly against the United State dollar, our results of operations, cash flows and financial condition could be adversely affected.

We may enter new markets in the future in which we do not have a contractual commitment for our products or existing customers.

Our strategy contemplates potential entry into new markets (such as Mexico, Indonesia and other countries) where we believe a demand for potable water exists beyond the current supply of potable water in those markets. We may incur significant business development expenses in the pursuit of new markets prior to obtaining a contract for services in these markets, and such expenses could have an adverse impact on our results of operations and cash flows. We may decide to enter such markets by building new reverse osmosis desalination plants before we have obtained a contract for the sale of water produced by the new plant or before we have established a customer base for the water produced by the new plant. If after completing such plant we are unable to obtain a contract or sufficient number of customers for the plant, we may be unable to recover the cost of our investment in the plant, which could have a material adverse effect on our results of operations, cash flows and financial condition.

We may not pay dividends in the future. If dividends are paid, they may be in lesser amounts than past dividends.

Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our Board of Directors. We have paid dividends in the past, but may cease to do so at any time. We may incur increased operating or development expenses or capital requirements or additional indebtedness in the future that may restrict our ability to declare and pay dividends. We may also be restricted from paying dividends in the future due to restrictions imposed by applicable corporate laws, our results of operations, cash flows and financial condition, covenants contained in our financing agreements, and other factors considered by our Board of Directors. We may not continue to pay dividends in the future or, if dividends are paid, they may not be in amounts similar to past dividends.

Service of process and enforcement of legal proceedings commenced against us in the United States may be difficult to obtain.

We are incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. In addition, 10 of our 16 directors and executive officers reside outside the United States. As a result, it may be difficult for investors to affect service of process within the United States upon us and such other persons, or to enforce judgments obtained against such persons in United States courts, and bring any action, including actions predicated upon the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts or jurisdictions located outside of the United States, rights predicated upon the United States securities laws.

Based on the advice of our Cayman Islands legal counsel, we believe there is no reciprocal statutory enforcement of foreign judgments between the United States and the Cayman Islands, and that foreign judgments originating from the United States are not directly enforceable in the Cayman Islands. A prevailing party in a United States proceeding against us or our officers or directors would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party’s claim. A prevailing party could rely on the summary judgment procedures available in the Cayman Islands, subject to available defenses in the Cayman Islands courts, including, but not limited to, the lack of competent jurisdiction in the United States courts, lack of due service of process in the United States proceeding and the possibility that enforcement or recognition of the United States judgment would be contrary to the public policy of the Cayman Islands.

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Depending on the nature of damages awarded, civil liabilities under the Securities Act of 1933, as amended (or the Securities Act), or the Securities Exchange Act of 1934, as amended (or the Exchange Act), for original actions instituted outside the Cayman Islands may or may not be enforceable. For example, a United States judgment awarding remedies unobtainable in any legal action in the courts of the Cayman Islands, such as treble damages, would likely not be enforceable under any circumstances.

The relatively low trading volume of our stock may adversely impact the ability to sell our shares.

During the year ended December 31, 2015 and the quarter ended March 31, 2016, the average daily trading volume of our common shares was approximately 96,000 shares and 71,000 shares, respectively, a much lower trading volume than that of many other companies listed on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence in turn depends on the individual decisions of investors and general economic and market conditions over which we have no control. As a consequence of the limited volume of trading in our common shares, an investor in our stock may have difficulty selling a large number of our common shares in the manner, or at the price, that might be attainable if our common shares were more actively traded.

We are subject to anti-takeover measures that may discourage, delay or prevent a change of control of our Company.

Classified Board of Directors. We have a classified Board of Directors that consists of three groups. Only one group of directors is elected each year. Our classified Board may increase the length of time necessary for an acquirer to change the composition of a majority of directors in order to gain control of our Board.

Option Deed. We are party to an Option Deed that is intended to improve the bargaining position of our Board of Directors in the event of an unsolicited offer to acquire our outstanding stock. Under the terms of the Option Deed, a stock purchase right is attached to each of our current or future outstanding common shares and redeemable preferred shares issued prior to the time the purchase rights become exercisable, are redeemed or expire. The purchase rights will become exercisable only if an individual or group has acquired, or obtained the right to acquire, or announced a tender or exchange offer that if consummated would result in such individual or group acquiring, beneficial ownership of 20% or more of our outstanding common shares. Upon the occurrence of a triggering event, the rights will entitle every holder of our shares, other than the acquirer, to purchase our shares or shares of our successor on terms that would likely be economically dilutive to the acquirer. Under certain circumstances, instead of common shares, our Board of Directors may issue cash or debt securities. Our Board of Directors, however, has the power to amend the Option Deed so that it does not apply to a particular acquisition proposal or to redeem the rights for a nominal value before they become exercisable. These features will likely encourage an acquirer to negotiate with our Board of Directors before commencing a tender offer or to condition a tender offer on our Board of Directors taking action to prevent the purchase rights from becoming exercisable. The Option Deed does not expire until July 2017, and such expiration date may be extended by our Board.

As a result of these anti-takeover measures, we could deter efforts to make changes to, or exercise control over, current management. In addition, our shareholders may not have an opportunity to sell their common shares to a potential acquirer at the acquirer’s offering price, which is typically at a premium to market price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. The proceeds from the sale of the ordinary shares offered under this reoffer prospectus are solely for the account of the selling shareholders named in this prospectus.

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SELLING SHAREHOLDERS

All of our executive officers are eligible to earn annual incentive compensation in the form of grants of ordinary shares that vest in the future. This long-term component of our incentive compensation program is designed to better align the interests of our executive officers with those of our shareholders. Under the long-term incentive compensation plan, all executive officers participate in the plan with the same measures and weights, but at different levels of opportunity. The plan includes a combination of performance based and time vesting grants of ordinary shares. All of the ordinary shares registered for sale under this reoffer prospectus (a) have been earned under our long-term incentive compensation plan, (b) will be issued from the shares available for issuance under the Compensation Plan and (c) will be owned, prior to the offer and sale of such shares, by our executive officers listed below (the “selling shareholders”).

We are registering the ordinary shares covered by this reoffer prospectus for the selling shareholders. As used in this reoffer prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests. We will pay the costs and fees of registering the ordinary shares covered by this reoffer prospectus, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of such shares.

The selling shareholders may sell their ordinary shares by means of this reoffer prospectus and any applicable prospectus supplement, or they may decide to sell them by other means, including pursuant to Rule 144 under the Securities Act. However, the selling shareholders are not obligated to sell their ordinary shares at all.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act and will need to deliver copies of this reoffer prospectus to purchasers at or before the time of any sale of the shares being sold pursuant hereto. If we are required to supplement this reoffer prospectus or post-effectively amend the registration statement of which it is a part in order to disclose a specific plan of distribution of the selling shareholders, the supplement or amendment will describe the particulars of the plan of distribution, including the ordinary shares, purchase price and names of any agent, broker, dealer, or underwriter, or arrangements relating to any such person or entity or applicable commissions.

Additional information related to the selling shareholders and the plan of distribution may also be provided in one or more prospectus supplements.

Under applicable rules and regulations under the Exchange Act, no person engaged in the distribution of the shares covered by this reoffer prospectus may simultaneously engage in market making activities with respect to our ordinary shares for a restricted period commencing immediately prior to the distribution of the shares and lasting throughout the distribution period. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of other ordinary shares (other than the shares being sold pursuant hereto) by the selling shareholders.

The following table sets forth:

•	the name of each affiliated and non-affiliated selling shareholder;

•	the number of ordinary shares owned beneficially, directly or indirectly, by each selling shareholder prior to the offering;

•	the maximum number of ordinary shares to be offered by the selling shareholders pursuant to this reoffer prospectus; and

•	the number of ordinary shares to be owned by each selling shareholder following the sale of the shares pursuant hereto.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of ordinary shares owned by each selling shareholder is based upon our books and records and the information provided by our transfer agent. The inclusion in the table below of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates.”

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We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table. Because the selling shareholders identified in the table may sell some or all of the shares owned by them which are included in this reoffer prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders upon termination of the offering made hereby. We have therefore assumed, for the purposes of the following table, that the selling shareholders will sell all of the shares owned by them which are being offered hereby, but will not sell any other ordinary shares that they presently own.

	Shares Held		Shares Held		Percentage of Shares
	Before the	Shares Being	After the		Owned After
Selling Shareholder	Offering	Offered (1)	Offering		Offering(2)
Frederick W. McTaggart	130,094	3,535	133,629	(3)		*
David W. Sasnett	12,552	1,426	13,978	(4)		*
John Tonner	14,200	1,328	15,528	(5)		*
Armando Averhoff	-	412	412	(6)		*
Brent Brodie	1,933	662	2,595	(7)		*
Ramjeet Jerrybandan	9,689	563	10,252	(8)		*
Gregory S. McTaggart	107,157	501	107,658	(9)		*
Robert B. Morrison	8,829	443	9,272	(10)		*
Gerard J. Pereira	23,332	525	23,857	(11)		*
Douglas R. Vizzini	3,750	569	4,319	(12)		*

*	Less than 1%.

(1)	Consists entirely of shares to be granted to the selling shareholder under the Compensation Plan.

(2)	Based on 14,796,076 ordinary shares outstanding as of June 8, 2016.

(3)	Of the 133,629 ordinary shares beneficially owned by Mr. McTaggart, 3,535 are offered hereunder, and 11,666 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. McTaggart is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(4)	Of the 13,978 ordinary shares beneficially owned by Mr. Sasnett, 1,426 are offered hereunder and 9,441 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Sasnett is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(5)	Of the 15,528 ordinary shares beneficially owned by Mr. Tonner, 1,328 are offered hereunder and 6,000 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Tonner is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(6)	Of the 412 ordinary shares beneficially owned by Mr. Averoff, all are offered hereunder. The address of Mr. Averoff is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(7)	Of the 2,595 ordinary shares beneficially owned by Mr. Brodie, 662 are offered hereunder and 1,933 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Brodie is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

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(8)	Of the 10,252 ordinary shares beneficially owned by Mr. Jerrybandan, 563 are offered hereunder and 5,901 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Jerrybandan is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(9)	Of the 107,658 ordinary shares beneficially owned by Mr. McTaggart, 501 are offered hereunder. The address of Mr. McTaggart is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(10)	Of the 9,272 ordinary shares beneficially owned by Mr. Morrison, 443 are offered hereunder and 1,015 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Morrison is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(11)	Of the 23,857 ordinary shares beneficially owned by Mr. Pereira, 525 are offered hereunder and 4,721 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Pereira is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

(12)	Of the 4,319 ordinary shares beneficially owned by Mr. Vizzini, 569 are offered hereunder and 3,750 are issuable upon exercise of options within 60 days of the date of this prospectus. The address of Mr. Vizzini is c/o Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands.

PLAN OF DISTRIBUTION

The ordinary shares covered by this reoffer prospectus are being registered by us for the account of the selling shareholders and their successors, including their transferees, pledgees or donees or their successors.

The ordinary shares offered hereby may be sold from time to time directly by or on behalf of the selling shareholders in one or more transactions on the NASDAQ Global Select Market or on any stock exchange on which the ordinary shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. A selling shareholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with their sales, a selling shareholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

We are bearing all costs relating to the registration of the ordinary shares covered by this reoffer prospectus. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholder or other party selling such shares. In order to comply with certain states’ securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained or complied with. Sales of the shares must also be made by the selling shareholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling shareholders may sell ordinary shares in compliance with Rule 144. There is no assurance that the selling shareholders will sell all or a portion of the ordinary shares offered hereby.

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The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the selling shareholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the ordinary shares being offered hereby has been passed upon by our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, Grand Cayman, Cayman Islands.

EXPERTS

Our consolidated financial statements and those of OC-BVI incorporated in this reoffer prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the reports of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the ordinary shares offered hereby. This reoffer prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act, and file reports, proxy statements and other information with the Commission. These reports and other information can be inspected and copied at the Public Reference Room of the Commission, located at 100 F Street, NE, Washington, D.C. 20549. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that are filed electronically with the Commission. The address of this website is www.sec.gov. In addition, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

A copy of any document incorporated by reference in the registration statement of which this reoffer prospectus forms a part but which is not delivered with this reoffer prospectus will be provided by us without charge to any person to whom this reoffer prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Vice President of Finance of Consolidated Water, at 5810 Coral Ridge Drive, Suite 220, Coral Springs FL, 33076, having a general telephone number of (954) 509-8200.

You should only rely on the information incorporated by reference or provided in this reoffer prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The ordinary shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this reoffer prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

INCORPORATED DOCUMENTS

We are incorporating by reference certain information that we have filed with the Commission under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring you to another document filed separately with the Commission. The information contained in the documents we are incorporating by reference is considered to be part of this reoffer prospectus and the information that we later file with the Commission will automatically update and supersede the information contained or incorporated by reference into this reoffer prospectus. We are incorporating by reference:

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1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on March 15, 2016;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016; and

3.	our Current Report on Form 8-K (and any amendments thereto) filed with the Commission on February 16, 2016;

4.	the description of our ordinary shares, par value $0.60 per share, contained in Amendment No. 1 to our Registration Statement on Form F-3 filed with the Commission on November 24, 2006 (Commission File No. 333- 137970); and

5.	the description of our Option Deed contained in our Registration Statement on Form F-3 filed with the Commission on October 12, 2006 (Commission File No. 333- 137970), and any other amendment or report filed for the purpose of updating such description.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this reoffer prospectus and to be a part hereof from the date of filing of such documents with the Commission. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this reoffer prospectus.

We will provide without charge to each person to whom a reoffer prospectus is delivered, upon written or oral request by such person, a copy of any or all of the documents that have been incorporated by reference in this registration statement but not delivered with the reoffer prospectus. Written requests should be sent to:

Consolidated Water Co. Ltd.

Attention: Executive Vice President & Chief Financial Officer

5810 Coral Ridge Drive, Suite 220

Coral Springs FL, 33076

Oral requests should be made by telephoning (954) 509-8200.

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we understand that it is the Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act, as amended, and is, therefore, unenforceable.

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REOFFER PROSPECTUS

9,964 ORDINARY SHARES OF

CONSOLIDATED WATER CO. LTD.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

23.1	Consent of Marcum LLP — Consolidated Water Co. Ltd.
23.2	Consent of Marcum LLP — Ocean Conversion (BVI) Ltd.
24.1	Power of Attorney (included on signature page of this Post-Effective Amendment No. 1 to Registration Statement).

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Grand Cayman, Cayman Islands on this ninth day of June, 2016.

CONSOLIDATED WATER CO. LTD.

By:	/s/ Frederick W. McTaggart
Frederick W. McTaggart
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederick W. McTaggart and David W. Sasnett, jointly and severally, as attorneys-in-fact, each with power of substitution, for such person in any and all capacities, to sign any and all amendments and post-effective amendments to this Post-Effective Amendment No. 1 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

By:	/s/ Wilmer F. Pergande	Chairman of the Board of Directors	June 9, 2016
Wilmer F. Pergande

By:	/s/ Frederick W. McTaggart	Director, Chief Executive Officer and President	June 9, 2016
	Frederick W. McTaggart	(Principal Executive Officer)

By:	/s/ David W. Sasnett	Executive Vice President & Chief Financial Officer	June 9, 2016
	David W. Sasnett	(Principal Financial and Accounting Officer)

By:	/s/ Brian E. Butler	Director	June 9, 2016
Brian E. Butler

By:	/s/ Carson K. Ebanks	Director	June 9, 2016
Carson K. Ebanks

By:	/s/ Richard L. Finlay	Director	June 9, 2016
Richard L. Finlay

By:	/s/ Clarence B. Flowers, Jr.	Director	June 9, 2016
Clarence B. Flowers, Jr.

By:	/s/ Leonard J. Sokolow	Director	June 9, 2016
Leonard J. Sokolow

By:	/s/ Raymond Whittaker	Director	June 9, 2016
Raymond Whittaker

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